UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Sphere 3D Corporation
(Exact name of registrant as specified in its charter)

Ontario, Canada	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

240 Matheson Blvd. East, Mississauga, Ontario, Canada	L4Z 1X1
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Shares	THE NASDAQ STOCK MARKET LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this form relates: _____________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

Share Capital

Sphere 3D Corporation’s (the “Company” or the “Registrant”) authorized share capital is comprised of an unlimited number of common shares of the Company, no par value (the “Common Shares”). As of the date of this Registration Statement, the Company had 23,491,771 Common Shares issued and outstanding. As of the date of this Registration Statement, the Company also had (i) stock options outstanding for the purchase of an aggregate of 3,345,000 Common Shares, (ii) common share purchase warrants outstanding for the purchase of an aggregate of 1,481,286 Common Shares, (iii) 98,869 Common Shares (based on the closing price on July 4, 2014 of CDN$10.76 on the TSX Venture Exchange and an exchange rate of $0.94, which was the closing Canada/United States exchange rate on July 3, 2014 as reported by the Bank of Canada) to be issued in connection with a supply agreement (up to a maximum of 1,538,462 Common Shares), (iv) 494,345 Common Shares (based on the closing price on July 4, 2014 of CDN$10.76 on the TSX Venture Exchange and an exchange rate of $0.94, which was the closing Canada/United States exchange rate on July 3, 2014 as reported by the Bank of Canada) to be issued upon realization of an earn-out (up to a maximum of 1,051,414 Common Shares), (v) up to 666,667 Common Shares to be issued upon conversion of a debenture, (vi) special warrants redeemable for up to 1,235,325 Common Shares and up to 617,662 common share purchase warrants exercisable for up to 617,662 Common Shares, (vii) up to 9,443,882 Common Shares upon consummation of a merger transaction, and (viii) 1,467,906 warrants, 143,325 options and 442,437 restricted stock units (or equivalent) which are convertible to Common Shares after consummation of a merger transaction, subject to adjustment.

The Common Shares are not redeemable or convertible. Each Common Share carries the right to receive notice of and one vote at a meeting of shareholders, the right to participate in any distribution of the assets of the Company on liquidation, dissolution or winding up, and the right to receive dividends if, as and when declared by the board of directors of the Company. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. All of the outstanding Common Shares are fully paid and non-assessable.

Restrictions on Share Ownership and Voting by Non-Canadians

There are no limitations under the laws of Ontario, the laws of Canada or in the Articles on the rights of foreigners to hold or vote Common Shares, except that the Investment Canada Act (Canada) (the “Investment Act”) may require review and approval by the Minister of Industry (Canada) (the “Minister”) of certain acquisitions of “control” of the Company by a “non-Canadian”. The following discussion summarizes the material features of the Investment Act, in its present form, for a non-resident of Canada who proposes to acquire common shares of the Company.

The Investment Act regulates the acquisition of control of a Canadian business by a “non-Canadian” as defined under the Investment Act. With respect to the Company, an acquisition of control is considered to be the acquisition of the majority of the voting shares of the Company. However, if a non-Canadian acquires more than one-third of the voting shares of the Company, but less than a majority, there is a presumed acquisition of control unless it can be established that the Company is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are “notifiable” (which requires that a notification form be submitted to the Director of Investments within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the investment may not be implemented until the Minister is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer is, or the Company is presently controlled by, a “WTO investor” (as that term is defined in the Investment Act), a direct acquisition of control of the Company will only be reviewable if the value of the Company’s assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than CAD $354 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Recent amendments to the Investment Act, increase the financial thresholds for WTO investors to CAD $600 in “enterprise value” for two years rising to CAD $800 million for the following two years and then to CAD $1 billion. The new financial thresholds and the definitions of “enterprise value” will not come into force until new regulations are issued and proclaimed. However, a state-owned enterprise (as that term is defined in the Investment Act) acquiring a Canadian business will continue to have the lower threshold of CAD $354 million apply as well as being prohibited from acquiring a Canadian oil sands business in the absence of exceptional circumstances.

Direct acquisitions of control for non-WTO investors are reviewable if the value of the assets of the Company, as calculated above, is equal to or greater than CAD $5 million. The CAD $5 million threshold for review also applies with respect to the direct acquisition of control of any Canadian cultural business.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Company) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Company is controlled by a WTO investor; however, the notification requirements still apply. For non-WTO investors an indirect acquisition will be reviewable if the value of the Company’s assets is CAD $50 million or more. However, the CAD $5 million threshold will apply if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction.

Pursuant to Part IV.1 of the Investment Act, if the Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security, then the Minister may within a prescribed period, notify the investor that the investment may be reviewed, notwithstanding the asset value of the Canadian business being acquired or even if the transaction has closed.

Certain types of transactions are exempt from application of the Investment Act (other than the provisions concerning national security contained in Part IV.1 of the Investment Act) including acquisitions of control of the Company:

(a)	by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the Investment Act;

(c)	for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; or

(d)

by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Company through the ownership of voting interests remains unchanged.

Exchange Controls

The Registrant is aware of no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the import or export of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of Common Shares. Any such remittances to United States residents, however, may be subject to Canadian withholding tax at a rate of 25%, which may be reduced for qualifying persons resident in the United States pursuant to the Canada - U.S. Income Tax Convention (1980), as amended (the “Convention”).

Except as provided in the Investment Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Registrant’s charter or any other of the Registrant’s constituent documents on the right of foreigners to hold or vote the common shares. Under the Investment Act, the acquisition of control of a Canadian business where the applicable financial thresholds are met may be subject to review and approval by the Minister. For a brief summary of certain provisions of the Investment Act, please see above, under “Restrictions on Share Ownership and Voting by Non-Canadians”.

The provisions of the Investment Act are complex. Any non-Canadian citizen contemplating an investment to acquire control of the Registrant should consult professional advisors as to whether and how the Investment Act might apply.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations of the purchase, ownership and disposition of the Registrant’s Common Shares generally applicable to purchasers of Common Shares who, at all relevant times, are residents of the U.S. for the purposes of the Convention , are not and have not been resident in Canada or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), as amended to the date hereof (the “Canadian Tax Act”) or any applicable income tax convention to which Canada is a signatory, hold their common shares as capital property, deal at arm’s length with and are not affiliated with the Registrant for the purposes of the Canadian Tax Act, do not have a permanent establishment or fixed base in Canada, and do not use or hold and are not deemed to use or hold such Common Shares in the course of carrying on or being deemed to be carrying on business in Canada (for purposes of this discussion, “U.S. Resident Holders”). Whether a U.S. Resident Holder holds Common Shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those Common Shares. Common Shares will generally be considered to be capital property to a U.S. Resident Holder unless the Common Shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e. speculation) with respect to such Common Shares. Special rules, which are not discussed in this summary, may apply to : (i) a U.S. Resident Holder that is a “financial institution,” as defined in the Canadian Tax Act for purposes of the mark-to-market rules, (ii) a U.S. Resident Holder, an interest in which would be a “tax shelter investment,” as defined in the Canadian Tax Act, (iii) a U.S. Resident Holder that is a “specified financial institution,” as defined in the Canadian Tax Act, (iv) a U.S. Resident Holder that is a corporation that has elected in the prescribed form and manner and has otherwise met the requirements to use functional currency tax reporting as set out in the Canadian Tax Act, or (v) a U.S. Resident Holder that is a “registered non-resident insurer” or an “authorized foreign bank,” both within the meaning of the Canadian Tax Act. Any such U.S. Resident Holder should consult its own tax advisor.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency as of the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the Common Shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention, the rate of Canadian withholding tax which would apply to dividends paid on the Common Shares to a U.S. Resident Holder that beneficially owns such dividends is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of the Registrant at that time, in which case the rate of Canadian withholding tax is reduced to 5%. However, not all U.S. Resident Holders will qualify for the benefits of the Convention.

Dispositions

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain, or entitled to deduct any capital loss, realized by the holder on a disposition or deemed disposition of Common Shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. Generally, the Common Shares will not be taxable Canadian property to a U.S. Resident Holder at a particular time provided that: (i) the Common Shares are listed at that time on a designated stock exchange (which currently includes the TSX Venture Exchange and the NASDAQ), (ii) at no time during the 60 month period that ends at that particular time were both of the following conditions satisfied: (a) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (I) the U.S. Resident Holder, (II) persons with whom the U.S. Resident Holder did not deal at arm’s length (for the purposes of the Canadian Tax Act), and (III) pursuant to certain proposed amendments, partnerships in which the U.S. Resident Holder or a person described in (II) holds a membership interest directly or indirectly through one or more partnership; and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one, or any combination of: (I) real or immovable property situated in Canada; (II) Canadian resource property (as defined in the Canadian Tax Act); (III) timber resource property (as defined in the Canadian Tax Act), or (IV) options in respect of, interests in or civil law rights in any of the foregoing property, whether or not such property exists, and (iii) the Common Shares are not otherwise deemed under the Canadian Tax Act to be taxable Canadian property. U.S. Resident Holders for whom the common shares are, or may be, taxable Canadian property should consult their own tax advisors.

Item 2.	Exhibits.

Not Applicable.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 7, 2014

SPHERE 3D CORPORATION

By: /s/ T. Scott Worthington
T. Scott Worthington
Chief Financial Officer